Exhibit 99.1

Genius Group Launches GeniusGroup.AI

to Power Growth of Genius Cities and AI Education

SINGAPORE, October 24, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education and acceleration group, today announced the launch of GeniusGroup.AI to drive the growth of the Company’s Genius Cities Network and global AI Education model.

GeniusGroup.AI, the Company’s new AI powered platform, delivers the AI training, AI tools and AI talent to connect the Company’s “Genius Cities” around the world – combining educators, entrepreneurs, business and government into exponential learning ecosystems with human values and Sovereign AI, each harnessing technology locally.

Key components of GeniusGroup.AI include:

Genius Group’s full suite of AI Avatars, including ‘Student AI’, a full suite of AI tutors and tools for university students, ‘Genius Team’, a full C-Suite of AI avatars and AI tools for entrepreneurs, and a global marketplace of AI avatars and AI agents to support exponential enterprises, educators and entrepreneurs.

Instant Access to Alan Turing AI, Genius Group’s Chief AI Officer, with a free, live voice call to guide entrepreneurs and executives through Genius Group’s “100x Quiz”, assessing through a series of questions the most effective path to achieve a 100 times impact in growth, productivity or efficiency using the latest AI tools and strategies.

Daily AI News from Genius Cities Globally, covering Africa, Asia, Europe, North America, South America and Oceania, covering the latest AI startups, products, projects, and exponential technologies from Genius Group’s international network of educators and entrepreneurs.

Global Calendar of Genius Events, including AI courses, AI challenges and AI summits, both live and virtual. The calendar will also track key AI events and milestones within each Genius City, and the Company’s upcoming Genius Awards, highlighting the students, entrepreneurs, leaders and companies that are harnessing AI towards a positive impact on humanity.

Roger James Hamilton, CEO of Genius Group, said “The rapid pace of change in the Age of AI makes it challenging for anyone to keep up with the best tools and training available in their own country let alone globally. GeniusGroup.AI serves as a starting point for our global community of students, educators, entrepreneurs, businesses and governments to share their latest use cases and success stories, as well as access the latest AI tools, AI training and AI talent.”

“We have recently welcomed new city leaders launching our Genius City model in: Melbourne, Australia; London, England; Frankfurt, Germany; Stockholm, Sweden; Santiago, Chile; Toronto Canada and Vancouver, Canada, joining our Genius Cities in Dubai, Abu Dhabi, Singapore and Miami. Our goal is to launch 100 Genius Cities around the world that will be sharing knowledge, resources and connections on our global learning platform. We are currently ahead of schedule in our global roll out, and the launch of GeniusGroup.AI is an important step forward towards this vision.”

For more details, visit https://www.geniusgroup.ai/

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GENIUS **CITIES**

Our Genius Cities is advancing AI innovation by connecting entrepreneurs, enterprises, students and governments in cities around the world. Click on your region below to see latest news, courses, communities and calendar.

AFRICA

ASIA

EUROPE

NORTH AMERICA

SOUTH AMERICA

OCEANIA

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI powered, digital-first education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us